UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Dole plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G27907 107

(CUSIP Number)

FAO: Catherine Ghose

Charles McCann Investments Limited

29 North Anne Street

Dublin 7

D07 PH36

Ireland

+35318872703

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

29 July 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G27907 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Balkan Investment Unlimited Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) See item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,299,375
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,299,375
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,299,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the ordinary shares, par value $0.01 per share (“Ordinary Shares”) of Dole plc, a company incorporated in Ireland (the “Issuer”) with its registered address of 29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland.

Item 2.	Identity and Background

(a) This Schedule is being filed by Balkan Investment Unlimited Company (the “Reporting Person”).

(b) The Reporting Person is a private unlimited company incorporated in Ireland under registration number 236429 and its principal place of business is 29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland.

(c) Its principal business is a holding company.

The officers and directors of the Reporting Person are as follows:

Directors / Officers	Business Address	Citizenship	Occupation
Mary McCann – director	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Director

Carl McCann – director	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Director

Patrick McCann – director	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Barrister

Catherine Ghose – director	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Chartered Accountant

David McCann – director	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Director

Arevalo Limited – company secretary	29 North Anne Street, Dublin 7, Dublin, D07 PH36, Ireland	Irish	Company secretary service provider

Mary McCann may be deemed to have indirect voting and dispositive power over the shares held by the Reporting Person and related parties in the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Person and its related parties (excluding Scott Limited) acquired 6,986,875 Ordinary Shares on July 29, 2021 by way of a share exchange (the “Share Exchange”). The Share Exchange was implemented by way of a scheme of arrangement between Total Produce plc (“Total Produce”) and its shareholders (the “Scheme”). The High Court of Ireland issued an order sanctioning the Scheme at a court hearing held on July 20, 2021. The Scheme became binding on all Total Produce plc shareholders when the order of the Irish High Court was filed and registered with the Registrar of Companies in Dublin on July 20, 2021. Upon implementation of the Share Exchange, the Issuer issued to shareholders of Total Produce an aggregate of 56,181,381 Ordinary Shares in consideration for the entire issued share capital of Total Produce. On implementation of the Share Exchange, Total Produce became a 100% owned subsidiary of the Issuer.

On August 3, 2021, the Reporting Person, through its indirectly wholly-owned subsidiary, Scott Limited, acquired 312,500 Ordinary Shares at a price of $16.00 per share on August 3, 2021 as part of the initial public offering of the Issuer using funding made available to it by the Reporting Person and its related parties.

Item 4.	Purpose of Transaction

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

All of the Ordinary Shares reported herein were acquired for investment purposes. Carl McCann, a director of the Reporting Person, is also a director of the Issuer.

The Reporting Person intends to review its investment in any Ordinary Shares acquired on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate. The Reporting Person may in the future acquire additional Ordinary Shares or dispose of Ordinary Shares or other securities of the Issuer in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Ordinary Shares or other securities of the Issuer beneficially owned by it in one or more transactions. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects; (iii) other investment and business opportunities available to the Reporting Person; (iv) general market and economic conditions; (v) tax considerations; and (vi) such other factors as the Reporting Person may consider relevant.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person and its subsidiaries: Arnsberg Investment Unlimited Company, Staincross Limited, Jawley Limited, Armateur Limited, Chekgate Limited, Firstmore Limited and Scott Limited are shareholders of greater than 5%, holding 7,299,375 Ordinary Shares in aggregate which consists of (i) 2,231,370 Ordinary Shares held directly by the Reporting Person and (ii) 5,068,005 shares held by the subsidiaries of the Reporting Person, none of which beneficially owns more than 5% of the number of Ordinary Shares outstanding.

The 7,299,375 Ordinary Shares beneficially owned by the Reporting Person reflects 7.84% of the outstanding Ordinary Shares based on 93,098,644 Ordinary Shares outstanding immediately following the closing of the Issuer’s initial public offering on August 3, 2021, as reported in the Issuer’s prospectus dated as of July 29, 2021.

The Reporting Person understands that the directors of the Reporting Person hold Ordinary Shares in the Issuer as follows: David McCann holds 233,352 Ordinary Shares, Patrick McCann holds 6,392 Ordinary Shares, Mary McCann holds 142 Ordinary Shares and Catherine Ghose holds 27,863 Ordinary Shares.

(b) The responses to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.

(c) See Item 3 of this Schedule for a description of transactions in the past 60 days which is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2021

Balkan Investment Unlimited Company

By:	/s/ Catherine Ghose
Name:	Catherine Ghose
Title:	Director